March 11, 2025

Carl Spana
Chief Executive Officer
Palatin Technologies, Inc.
4B Cedar Brook Drive
Cranbury, NJ 08512

        Re: Palatin Technologies, Inc.
            Draft Registration Statement on Form S-1
            Submitted March 7, 2025
            CIK No. 0000911216
Dear Carl Spana:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Faith Charles, Esq.